July 21, 2014

Via E-mail and EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director

     Austin Stephenson

Re:	Immune Design Corp.

Registration Statement Filed on Form S-1

Registration Number 333-196979

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-1, and pursuant to Rule 461 under the Securities Act of 1933, as amended, as representatives for the several underwriters in the offering of shares of common stock of Immune Design Corp. (the “Company”), pursuant to such Registration Statement (the “Offering”), we hereby join the Company in requesting that the effective date for such Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Daylight Time, on July 23, 2014, or as soon thereafter as practicable.

We wish to advise you that July 14, 2014 through the date hereof, the participating underwriters have distributed 2,001 copies of the preliminary prospectus dated July 14, 2014 (the “Preliminary Prospectus”) as follows: 924 to institutional investors and 1,077 to prospective underwriters, dealers, individuals and others.

We confirm that the underwriters participating in the Offering are aware of their obligations under Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,

JEFFERIES LLC LEERINK PARTNERS LLC As representatives of the several underwriters

JEFFERIES LLC

By:	/s/ Dustin Tyner
Name:	Dustin Tyner
Title:	Managing Director

LEERINK PARTNERS LLC

By:	/s/ Bryan Giraudo
Name:	Bryan Giraudo
Title:	Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]